                           NEWS RELEASE

                                   CONTACT:    Thomas W. Winfree, President
                                   TELEPHONE:  540-886-0796
                                   DATE:       January 23, 1997


                      FOR IMMEDIATE RELEASE

   Community Bank, Staunton, Virginia, Announces Plans to Form
                      Hampton Roads Division

     Thomas W. Winfree, President and CEO of Community Bank, ("Community") a wholly owned subsidiary of Community Financial Corporation headquartered in Staunton, Virginia, (NASDAQ "CCFC") announced today that the Bank has begun taking the steps necessary to form a banking division in the Hampton Roads region of Virginia, by expanding its full service banking operations to the region. Its first office in the region will be located at the Kemps River Shopping Center in the Kempsville area of Virginia Beach. Community is a 69 year old financial institution with $166.7 million in assets. Community Financial Corporation's capital is in excess of $22.9 million.

     Winfree announced that P. Douglas Richard and Chris P. Kyriakides have joined Community to lead the expansion in Hampton Roads and to form and oversee the Hampton Roads Division; Richard as Regional President, and Kyriakides as Vice President. Both individuals come to the Bank with extensive experience in the financial institution business. Richard was previously employed with Seaboard Savings Bank of Virginia Beach, Virginia, as President and CEO, and Kyriakides was employed with Seaboard as Executive Vice President and COO. The management, staff, and the entire Board of Directors of Community are excited about this expansion move and are delighted to have the opportunity to work with Mr. Richard and Mr. Kyriakides while becoming a part of such a strong and growing market.

     Dr. James R. Cooke, Jr., Chairman of the Board, indicated that this move is part of the Bank's corporate plan and strategy to transition the Bank into a full service community bank and distinguish itself from just being a traditional thrift institution. Dr. Cooke further stated that "this move into the Hampton Roads Market will enable the Bank to leverage its strong capital position and enhance shareholder value." Our emphasis will remain on our niche of providing the very best personal service to our old as well as new customers. This is the definition of a true "Community Bank", Dr. Cooke said. We are proud and fortunate to have always had the very best management and employees available in the workforce today, and Mr. Richard and Mr. Kyriakides will fit right in with our fine group. They will help ensure our success as we move ahead with our plans to strengthen and enhance our operations."

     This will be the fourth banking location of Community and is subject to regulatory approval which should take approximately sixty days from the Office of Thrift Supervision in Atlanta, Georgia. Community is currently operating in three locations, offering a full line of deposit products and services as well as a full line of loan products to include traditional home mortgage loans, both construction and permanent, small business loans, commercial loans, and consumer loans, in Staunton, Waynesboro, and Stuarts Draft, Virginia.